July 27, 2005

VIA FACSIMILE, FED EX, AND EDGAR

Mr. Joseph A. Foti

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Structured Finance and Transportation and Leisure

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	Hornbeck Offshore Services, Inc. (the “Company”)
Annual Report on Form 10-K for the year ended December 31, 2004
(SEC File No. 333-69826)

Dear Mr. Foti:

In response to your letter dated June 6, 2005, we have prepared the following response to your sole remaining comment regarding the above-referenced matter.

Comment and Response:

Item 6 – Selected Financial Data

Reconciliation of EBITDA to Net Income – page 28 and Form 8-K, dated February [24], 2005

Comment #1:

“We note your response to our prior comment #1. You have not substantively justified the use of EBITDA. Your statement that EBITDA provides information regarding your ability to service debt is not relevant to its presentation as a performance measure. Comparability with competitors is lessened in your case, due to differences in asset acquisition methods and drydocking accounting methods, as you have stated in your proposed disclosure. Further, while EBITDA may be widely used by analysts as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. In addition, Item 10(e)(1)(ii)(A) clearly defines EBITDA as being earnings before interest, not earnings before interest expense as you have presented. Your presentation of EBITDA does not meet the conditions of use specified in FR-65 and the Staff’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Therefore, please revise your future filings to eliminate presentation of EBITDA.”

103 Northpark Boulevard, Suite 300	Phone: (985) 727-2000
Covington, Louisiana 70433	Fax: (985) 727-2006

Mr. Joseph A. Foti

July 27, 2005

Response #1:

We have considered the Staff’s comment and have carefully given further consideration to FR-65 and the Staff’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (the “FAQ”). For the reasons discussed below, we respectfully submit that our revised proposed disclosure meets all of the conditions of FR-65 and, particularly Section II.B.2. thereof, which permits the use of EBITDA in filings with the Commission under prescribed conditions. Further, we believe that such revised disclosure takes into account and fully satisfies the requirements of the FAQ, including the comprehensive disclosures called for in the answer to Questions 8 and 15 and the Staff’s responses thereto. Finally, please note that, as contemplated by Footnote 44 of FR-65, we have provided multiple substantive reasons in the revised disclosure justifying our use of EBITDA beyond the fact that EBITDA is used by or useful to securities analysts.

We have amended our proposed EBITDA disclosure to substantively justify our use of EBITDA solely as a liquidity measure and have deleted all prior justifications relating to the use of EBITDA as an operating performance measure. In addition, we will prospectively modify our disclosure to define EBITDA as earnings before interest, not earnings before interest expense, in response to your interpretation of Item 10(e)(1)(ii)(A).

While we agree that direct comparability with a few of our OSV competitors may be lessened in our case due to different accounting methods for asset acquisitions and drydocking expenditures, the majority of companies in the broader marine service and water transportation industry, including many domestic and foreign publicly traded companies operating OSVs, tugs, tank barges and tankers, do use methods similar to ours. However, to avoid undue confusion on this point, we have deleted the referenced text regarding different accounting methods from our revised disclosure.

Following is the revised disclosure that we propose to use in our future filings:

“Non-GAAP Financial Measures

“We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation, amortization and losses on early extinguishment of debt. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.

“We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to it is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

Mr. Joseph A. Foti

July 27, 2005

“EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

“EBITDA is also one of the financial metrics used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

“The following table provides the detailed components of EBITDA, as we define that term, for the three and six months ended June 30, 2005 and 2004, respectively (in thousands).

Components of EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income
Interest expense, net
Income tax expense
Depreciation
Amortization
Loss on early extinguishment of debt

EBITDA

“The following table reconciles EBITDA to cash flows provided by operating activities for the three and six months ended June 30, 2005 and 2004, respectively (in thousands).

EBITDA Reconciliation to GAAP:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
EBITDA
Cash paid for deferred drydocking charges
Cash paid for interest
Changes in working capital
Changes in other, net

Cash flows provided by operating activities

Mr. Joseph A. Foti

July 27, 2005

“Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, and

•	EBITDA does not reflect changes in our net working capital position.

“Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.”

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We very much appreciate your diligence in responding to the Company’s filings and appreciate the Staff’s continued diligence in reviewing this response to your latest comment letter dated June 6, 2005. Should the Staff have further questions on our use of EBITDA as contemplated under applicable regulations, you may contact me by phone at (985) 727-6802 or e-mail at james.harp@hornbeckoffshore.com. We would be pleased to provide any additional information that may be necessary.

Very truly yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.
James O. Harp, Jr.
Executive Vice President and Chief Financial Officer

Copies to:	Todd M. Hornbeck, Chairman, President and Chief Executive Officer
Samuel A. Giberga, Senior Vice President and General Counsel
Timothy P. McCarthy, Corporate Controller

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